                                                                    EXHIBIT 20.1

                       MURDOCK COMMUNICATIONS CORPORATION
                              1112 29TH AVENUE S.W.
                             CEDAR RAPIDS, IA 52404


                              FOR IMMEDIATE RELEASE

                  MURDOCK COMMUNICATIONS CORPORATION ANNOUNCES
                      NEW WARRANT EXERCISE PRICE OF $3.143
                               FOR PUBLIC WARRANTS

Cedar Rapids, Iowa, March 31, 1999: Murdock Communications Corporation (OTC Bulletin Board: MURC & MURCW) today announced that the adjusted exercise price of its outstanding Common Stock Purchase Warrants is $3.143 per share. The new exercise price of the Warrants reflects the cumulative effect of adjustments to the original exercise price of $6.50 per share due to issuances of common stock (and warrants, options and other securities convertible into or exercisable for common stock) by Murdock Communications Corporation between date of issuance of the Warrants and the date of this release. The Warrants trade on the OTC Bulletin Board under the symbol "MURCW."

Significant among the issuances of stock was achieving final earnout terms for the acquisitions of PIC Resources Corp. (PICR) and Incomex, Inc. (Incomex), resulting in a total issuance of an additional 3.8 million shares of common stock. Thomas E. Chaplin, CEO of Murdock Communications, comments, "We are very excited by the contributions the PICR and Incomex acquisitions have made to the financial performance of Murdock. The earnout settlement achieved represents a very accretive transaction for the Company."

Murdock Communications Corporation also reminds the Warrant holders that it will only issue shares of common stock upon exercise of the Warrants if there is a current prospectus available and in full compliance with applicable federal and state securities registration requirements. Murdock Communications Corporation does not expect that it will have a current prospectus available before May 31, 1999. This date may be subject to change based upon a number of factors, including the completion and review of necessary filings with the Securities and Exchange Commission and certain state securities commissions.

Murdock Communications Corporation, based in Cedar Rapids, IA is a provider of voice and data communications services and is also a provider of operator services and call processing to North American payphones, hotels and institutions, database profit management services and telecommunications billing and collection services for the hospitality industry, outsourced operator services for the telecommunications industry and telecommunication systems and services to the lodging industry.